Exhibit 4.2

June 6, 2023

Holder of the Preferred Investment Options to Purchase Common Stock set forth on Exhibit A attached hereto

Re: Amendment to Existing Preferred Investment Options

Dear Holder:

Reference is hereby made to the registered offering on or about the date hereof (the “Offering”) by NRX Pharmaceuticals, Inc. (the “Company”) of its common stock, par value $0.001 per share (“Common Stock”), and/or other securities of the Company (collectively, the “Securities”).

This letter confirms that, in consideration for the Holder’s participation in the Offering and purchase of Securities in the Offering (the “Purchase Commitment”), the Company hereby amends, effective as of the closing of the Offering, the preferred investment options to purchase Common Stock set forth on Exhibit A hereto (the “Existing Preferred Investment Options”) by (i) reducing the Exercise Price (as defined therein) of the Existing Preferred Investment Options to $0.6525 per share, (ii) amending the Existing Preferred Investment Options so that they will not be exercisable commencing on the date hereof and until the date that is six (6) months following the closing of the Offering and (iii) amending the termination date of the Existing Preferred Investment Options to the date that is five and one-half (5.5) years following the closing of the Offering (the “Preferred Investment Option Amendment”). The Preferred Investment Option Amendment shall be effective upon the closing the Offering and the satisfaction of the other terms and conditions referenced below.

The Preferred Investment Option Amendment is subject to the consummation of the Offering and the Holder’s satisfaction of the Purchase Commitment. In the event that either (i) the Offering is not consummated, or (ii) the Holder does not satisfy the Purchase Commitment, the Preferred Investment Option Amendment shall be null and void and the provisions of the Existing Preferred Investment Options in effect prior to the date hereof shall remain in effect.

Except as expressly set forth herein, the terms and provisions of the Existing Preferred Investment Options shall remain in full force and effect after the execution of this letter and shall not be in any way changed, modified or superseded except by the terms set forth herein.

From and after the effectiveness of the Preferred Investment Option Amendment, the Company agrees to promptly deliver to the Holder, upon request, amended Existing Preferred Investment Options that reflect the Preferred Investment Option Amendment in exchange for the surrender for cancellation of the Holder’s Existing Preferred Investment Options to be amended as provided herein. For any registered Existing Preferred Investment Options or if the shares of Common Stock underlying the Existing Investment Options are registered for resale on a registration statement, the Company shall file a prospectus supplement to the applicable registration statement in connection with the amendments hereunder on or prior to the date of closing of the Offering.

IN WITNESS WHEREOF, the parties hereto have caused this agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

nrx pharmaceuticals, Inc.

By:
Name:
Title:

Name of Holder:

Signature of Authorized Signatory of Holder:

Name of Authorized Signatory:

[Signature Page to NRXP Preferred Investment Option Amendment Agreement]

EXHIBIT A

EXISTING PREFERRED INVESTMENT OPTIONS

Preferred Investment Options to purchase _____ shares of Common Stock, issued on August 23, 2021

Preferred Investment Options to purchase _____ shares of Common Stock, issued on February 2, 2022